Allianz Life Insurance Company of New York

Stewart Gregg

Senior Securities Counsel

Corporate Legal

5701 Golden Hills Drive

Minneapolis, MN 55416-1297

Telephone: 763-765-2913

Telefax: 763-765-6355

Stewart.gregg@allianzlife.com

www.allianzlife.com

May 6, 2014

Ms. Sally Samuel

Insured Investments Office

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4644

Re:	Initial Registration Statements on Form N-4 and S-1

Allianz Life Insurance Company of New York

Allianz Life of New York Variable Account C

File Nos. 333-192949, 333-192948 and 811-05716

Dear Ms. Samuel:

We received written comments from you on February 14, 2014 and oral comments on May 6, 2014 with respect to Registrants’ above-referenced Initial Registration Statements on Form N-4 and S-1. This letter responds to those comments. The responses to comments apply to both filings as applicable.

For the convenience of the staff in reviewing the response to comments, we are sending via email to the Insured Investments Office of the Division of Investment Management, redlined pages of the prospectus that have been revised to reflect changes since the initial filing, filed on December 19, 2013. Financial statements, exhibits, and all other required disclosures are also included in this filing.

We have also incorporated revisions based on oral comments received on March 25, 2014 for Allianz Life Variable Account B and Allianz Life Insurance Company of North America Post-Effective Amendment No.1 to Registration Statements on Forms N-4 and S-1, Registration Statement Nos. 333-185864 and 333-185866 where applicable. We have also incorporated changes to the product based on comments received on the contract from the New York Department of Financial Services, the most notable of which is the change to the withdrawal charge.

Within the attached Pre-Effective Amendment are letters, submitted by Allianz Life Insurance Company of New York and the principal underwriter of the Separate Account pursuant to Rule 461 under the Securities Act of 1933, that request acceleration of the effectiveness of the Registration Statement to May 9, 2014 or as soon as practicable after the filing of such amendment.

AZL-Index Advantage NY

N-4&S-1

ORAL COMMENTS RECEIVED MAY 6, 2014

1.	Cover and footer (page 1)

Comment:

Please include the actual offering date of the prospectus and delete the text indicating this information will be added by pre-effective amendment.

Response:

Revised as requested.

2.	Section 14, Risks Associated with the Financial Services Industry (pages 68-75)

Comment:

Please include any disclosure that appears in Exhibit 99.b that is currently not contained in the prospectus and delete Exhibit 99.b from the registration statement.

Response:

Revised as requested.

WRITTEN COMMENTS RECEIVED FEBRUARY 14, 2014

All page numbers in this letter refer to the courtesy copy of the prospectus sent to you on December 19, 2013

1.	Cover (page 1)

Comments:

a)	In the third paragraph, please add that Performance Credits are subject to the claims paying ability of Allianz Life.

b)	Please provide the page number where the “Risk Factor” section can be found in the prospectus, as required by Item 501(a)(5) of S-K.

c)	The last sentence of the fifth paragraph is confusing. Please clarify what is meant by the statement that amounts allocated to an Index Option may fluctuate in value between dates when a Performance Credit is applied.

d)	In the penultimate sentence of the sixth paragraph, please add disclosure that loss of principal is possible due to the application of the Daily Adjustment.

Responses:

a)	Revised as requested.

b)	Revised as requested.

c)	Additional disclosure has been added to the prospectus.

d)	Revised as requested.

AZL-Index Advantage NY

N-4&S-1

2.	Summary (page 10)

Comment:

In the last paragraph of the “What are the Contract’s Benefits” section, please clarify whether amounts in the Index Performance Strategy that are withdrawn (on a day other than on the Index Anniversary) are subject to the Daily Adjustment, even if the amount withdrawn is within the free withdrawal privilege amount for the year. Please also make this clear in the “Reduction or Elimination of the Withdrawal Charges” section on page 39.

Response:

Additional disclosure has been added to the prospectus.

3. Fee Tables (page 14)

Comment:

In footnote (4), please specify that 3.5% is the maximum charge you would impose, rather than maximum charge imposed by other states.

Response:

Revised as requested.

4. Missing Information

Comment:

Much of the information required by forms S-1 and N-4 is missing or to be provided by amendment. Please make sure all required information, including exhibits and financial statements, required by forms N-4 and S-1 (including regulation S-K) are provided in a pre-effective amendment. We will review the information after the pre-effective amendment is filed on Edgar and may have additional comments at that time. Please note this may affect the timing of our review of the pre-effective amendment and any request for acceleration.

Response:

All information required by Form S-1, N-4, and Regulation S-K, including exhibits and financial statements, will be filed by pre-effective amendment.

5. Tandy Comment

Comment:

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the registrant is responsible for the adequacy and accuracy of the disclosure in the filing; the staff’s comments, the registrant’s changes to the disclosure in the response to staff’s comments or the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve registrant from this responsibility; and

AZL-Index Advantage NY

N-4&S-1

•	the registrant may not assert this action or the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Response:

Acknowledged.

The Company acknowledges that changes to the Registration Statements based on staff comments do not bar the Commission from taking future action and that it does not foreclose the Commission from taking any action with respect to the filings.

Manually executed signature pages have been executed prior to the time of this electronic filing and will be retained by the Company for five years.

Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the address listed above or at (763) 765-2913.

Sincerely,

Allianz Life Insurance Company of New York

By:	/s/ Stewart D. Gregg
Stewart D. Gregg

AZL-Index Advantage NY

N-4&S-1